UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2015

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82  ☐.

NEWS RELEASE	Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 http://www.methanex.com

For immediate release

METHANEX STARTS UP 1 MILLION TONNE GEISMAR 1 PLANT AND REPORTS HIGHER Q4 2014 EARNINGS

JANUARY 28, 2015

For the fourth quarter of 2014, Methanex reported Adjusted EBITDA1 of $150 million and Adjusted net income1 of $80 million ($0.85 per share on a diluted basis1). This compares with Adjusted EBITDA1 of $137 million and Adjusted net income1 of $66 million ($0.69 per share on a diluted basis1) for the third quarter of 2014. For the year ended December 31, 2014, Methanex reported Adjusted EBITDA1 of $702 million and Adjusted net income1 of $397 million ($4.12 per share on a diluted basis1). This compares with Adjusted EBITDA of $736 million and Adjusted net income1 of $471 million ($4.88 per share on a diluted basis) for the year ended December 31, 2013.

John Floren, President and CEO of Methanex commented, “We achieved solid results in Q4, with higher Adjusted EBITDA and earnings versus Q3. A steep drop in oil and related downstream product prices this quarter lowered the affordability for methanol into certain energy applications and this, along with strong industry supply, pressured global methanol pricing. We continue to see stable demand from chemical applications, and the recently lower methanol pricing has helped to restore the affordability of methanol for energy applications.”

Mr. Floren added, “We announced earlier this week that our Geismar 1 plant has successfully started up on schedule and is producing methanol. This marks another key milestone in our 2013 commitment to grow our operating capacity by approximately three million tonnes over three years. We also continue to make excellent progress on the construction of our one million tonne Geismar 2 plant, and remain on target for methanol production in late Q1 2016.”

“During the quarter, we returned over $100 million in cash to shareholders in the form of dividends and share repurchases, bringing total cash returned to shareholders in 2014 to just over $340 million. We announced today that we have increased our Normal Course Issuer Bid initiated on May 6, 2014 to allow for up to an incremental 3,751,519 common shares to be purchased, for a total of 8,577,716 common shares, or 10% of our public float.”

“In Q4 we issued $600 million in new bonds, bringing our total cash on hand as at December 31, 2014 to over $900 million. With our cash on hand, undrawn credit facility, robust balance sheet, and strong future cash flow generation, we are well positioned to meet our financial commitments, invest to grow the Company and return excess cash to shareholders through dividends and our share buyback program.”

A conference call is scheduled for January 29, 2015 at 12:00 noon ET (9:00 am PT) to review these fourth quarter results. To access the call, dial the conferencing operator ten minutes prior to the start of the call at (416) 340-8530, or toll free at (800) 769-8320. A playback version of the conference call will be available until February 19, 2015 at (905) 694-9451, or toll free at (800) 408-3053. The passcode for the playback version is 3241984. Presentation slides summarizing Q4-14 results and a simultaneous audio-only webcast of the conference call can be accessed from our website at www.methanex.com. The webcast will be available on the website for three weeks following the call.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”.

FORWARD-LOOKING INFORMATION WARNING

This Fourth Quarter 2014 press release contains forward-looking statements with respect to us and the chemical industry. Refer to Forward-Looking Information Warning in the attached Fourth Quarter 2014 Management’s Discussion and Analysis for more information.

[1]

Adjusted EBITDA, Adjusted net income and Adjusted net income per common share are non-GAAP measures which do not have any standardized meaning prescribed by GAAP. These measures represent the amounts that are attributable to Methanex Corporation shareholders and are calculated by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price and certain items considered by management to be non-operational. Refer to Additional Information - Supplemental Non-GAAP Measures on page 14 of the attached Interim Report for the three months ended December 31, 2014 for reconciliations to the most comparable GAAP measures.

-end-

For further information, contact:

Sandra Daycock

Director, Investor Relations

Methanex Corporation

604-661-2600

4

Interim Report

for the

Three Months Ended

December 31, 2014

At January 28, 2015 the Company had 91,814,390 common shares issued and outstanding and stock options exercisable for 1,443,001 additional common shares.

Share Information

Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq Global Market under the symbol MEOH.

Transfer Agents & Registrars

CST Trust Company

320 Bay Street

Toronto, Ontario Canada M5H 4A6

Toll free in North America:  1-800-387-0825

Investor Information

All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

Contact Information

Methanex Investor Relations

1800 - 200 Burrard Street

Vancouver, BC Canada V6C 3M1

E-mail: invest@methanex.com

Methanex Toll-Free: 1-800-661-8851

FOURTH QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

Except where otherwise noted, all currency amounts are stated in United States dollars.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	A reconciliation from net income attributable to Methanex shareholders to Adjusted net income[1] and the calculation of Adjusted net income per common share[1] is as follows:

	Three Months Ended			Years Ended
($ millions except number of shares and per share amounts)	Dec 31 2014	Sep 30 2014	Dec 31 2013	Dec 31 2014	Dec 31 2013
Net income attributable to Methanex shareholders	$133	$52	$128	$455	$329
Mark-to-market impact of share-based compensation, net of tax	(53)	14	34	(31)	101
Argentina gas settlement, net of tax	—	—	—	(27)	—
Write-off of oil and gas rights, net of tax	—	—	5	—	19
Geismar project relocation expenses, net of tax	—	—	—	—	22

Adjusted net income [1]	$80	$66	$167	$397	$471

Diluted weighted average shares outstanding (millions)	94	95	97	96	96
Adjusted net income per common share [1]	$0.85	$0.69	$1.72	$4.12	$4.88

•

We recorded Adjusted EBITDA[1] of $150 million for the fourth quarter of 2014 compared with $137 million for the third quarter of 2014. The increase in Adjusted EBITDA[1] was primarily due to a decrease in our total cash costs per tonne on produced methanol improving margins in the fourth quarter as compared to the third quarter of 2014 partially offset by a decrease in sales of Methanex-produced methanol.

•	Production for the fourth quarter of 2014 was 1,207,000 tonnes compared with 1,204,000 tonnes for the third quarter of 2014. Refer to the Production Summary section on page 3.

•	Sales of Methanex-produced methanol were 1,249,000 tonnes in the fourth quarter of 2014 compared with 1,258,000 in the third quarter of 2014.

•

We have reached a significant milestone on our Geismar relocation project, having produced the first methanol from the Geismar 1 facility. We are targeting to produce methanol from Geismar 2 in late Q1 2016.

•

During the fourth quarter of 2014, we issued $600 million of unsecured notes with $300 million due in 2024 and $300 million due in 2044 and renewed and extended our $400 million revolving credit facility for a 5 year term to 2019.

•	During the fourth quarter of 2014 we paid a $0.25 per share dividend to shareholders for a total of $23 million.

•

During the fourth quarter of 2014, we continued to repurchase common shares under the Normal Course Issuer Bid. Total shares repurchased to December 31, 2014 of 4,311,206 represents 89% of the shares approved to be repurchased under the Normal Course Issuer Bid initiated on May 6, 2014.

•

We announced today that we will increase our Normal Course Issuer Bid to allow for up to an incremental 3,751,519 common shares to be purchased, for a total of 8,577,716 common shares, or 10% of our public float.

[1]

These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures on page 14 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2014 FOURTH QUARTER REPORT	PAGE 1
MANAGEMENT’S DISCUSSION AND ANALYSIS

This Fourth Quarter 2014 Management’s Discussion and Analysis (“MD&A”) dated January 28, 2015 for Methanex Corporation (“the Company”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the period ended December 31, 2014 as well as the 2013 Annual Consolidated Financial Statements and MD&A included in the Methanex 2013 Annual Report. Unless otherwise indicated, the financial information presented in this interim report is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Methanex 2013 Annual Report and additional information relating to Methanex is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Years Ended
($ millions, except per share amounts and where noted)	Dec 31 2014	Sep 30 2014	Dec 31 2013	Dec 31 2014	Dec 31 2013
Production (thousands of tonnes) (attributable to Methanex shareholders)	1,207	1,204	1,194	4,853	4,344

Sales volumes (thousands of tonnes):
Methanex-produced methanol (attributable to Methanex shareholders)	1,249	1,258	1,190	4,878	4,304
Purchased methanol	694	694	663	2,685	2,715
Commission sales	248	191	274	941	972

Total sales volumes [1]	2,191	2,143	2,127	8,504	7,991

Methanex average non-discounted posted price ($ per tonne) [2]	453	444	557	507	507
Average realized price ($ per tonne) [3]	390	389	493	437	441

Adjusted EBITDA (attributable to Methanex shareholders) [4]	150	137	245	702	736
Cash flows from operating activities	211	171	162	801	586
Adjusted net income (attributable to Methanex shareholders) [4]	80	66	167	397	471
Net income attributable to Methanex shareholders	133	52	128	455	329

Adjusted net income per common share (attributable to Methanex shareholders) [4]	0.85	0.69	1.72	4.12	4.88
Basic net income per common share (attributable to Methanex shareholders)	1.43	0.55	1.33	4.79	3.46
Diluted net income per common share (attributable to Methanex shareholders)	1.11	0.54	1.32	4.55	3.41

Common share information (millions of shares):
Weighted average number of common shares	93	94	96	95	95
Diluted weighted average number of common shares	94	95	97	96	96
Number of common shares outstanding, end of period	92	94	96	92	96

[1]

Methanex-produced methanol includes volumes produced by Chile using natural gas supplied from Argentina under a tolling arrangement. Commission sales represent volumes marketed on a commission basis related to 36.9% of the Atlas methanol facility and the portion of the Egypt methanol facility that we do not own.

[2]

Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]

Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue but including an amount representing our share of Atlas revenue, divided by the total sales volumes of Methanex-produced (attributable to Methanex shareholders) and purchased methanol.

[4]

These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures on page 14 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2014 FOURTH QUARTER REPORT	PAGE 2
MANAGEMENT’S DISCUSSION AND ANALYSIS

PRODUCTION SUMMARY

(thousands of tonnes)	Annual Capacity [1]	2014 Production	2013 Production	Q4 2014 Production	Q3 2014 Production	Q4 2013 Production
New Zealand [2]	2,430	2,196	1,419	542	595	400
Atlas (Trinidad) (63.1% interest)	1,125	907	971	233	234	268
Titan (Trinidad)	875	664	651	127	185	173
Egypt (50% interest)[3]	630	416	623	128	50	159
Medicine Hat	560	505	476	115	130	86
Chile I and IV	1,800	165	204	62	10	108
Geismar 1 and 2 (Louisiana, USA)	—	—	—	—	—	—

	7,420	4,853	4,344	1,207	1,204	1,194

[1]

The production capacity of our facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies. Actual production for a facility in any given year may be higher or lower than annual production capacity due to a number of factors, including natural gas composition or the age of the facility’s catalyst.

[2]	The annual production capacity of New Zealand represents the two Motunui facilities and the Waitara Valley facility (refer to New Zealand section below).
[3]	On December 9, 2013, we completed a sale of 10% equity interest in the Egypt facility. Production figures prior to December 9, 2013 reflect a 60% interest.

New Zealand

Our New Zealand methanol facilities produced 542,000 tonnes of methanol in the fourth quarter of 2014 compared with 595,000 tonnes in the third quarter of 2014. Production in the fourth quarter of 2014 was interrupted due to a required statutory pipeline inspection at the Motonui and Waitara Valley sites. In addition, we experienced some minor operating issues. These facilities are able to produce up to 2.4 million tonnes annually, depending on natural gas composition.

Trinidad

In Trinidad, we own 100% of the Titan facility with an annual production capacity of 875,000 tonnes and have a 63.1% interest in the Atlas facility with an annual production capacity of 1,125,000 tonnes (63.1% interest). The Titan facility produced 127,000 tonnes in the fourth quarter of 2014 compared with 185,000 tonnes in the third quarter of 2014. The Titan facility did not operate for approximately one month due to mechanical issues and a regional electricity outage.

The Atlas facility produced 233,000 tonnes in the fourth quarter of 2014 compared with 234,000 tonnes in the third quarter of 2014. The regional electricity outage also impacted production at the Atlas facility in the fourth quarter of 2014. Gas curtailments at both Titan and Atlas during the fourth quarter of 2014 were lower than in the third quarter of 2014.

We continue to experience some natural gas curtailments to our Trinidad facilities due to a mismatch between upstream commitments to supply the Natural Gas Company of Trinidad and Tobago (NGC) and downstream demand from NGC’s customers including Atlas and Titan, which becomes apparent when an upstream supplier has a technical issue or planned maintenance that reduces gas delivery. We are engaged with key stakeholders to find a solution to this issue, but in the meantime expect to continue to experience gas curtailments to the Trinidad site.

METHANEX CORPORATION 2014 FOURTH QUARTER REPORT	PAGE 3
MANAGEMENT’S DISCUSSION AND ANALYSIS

Egypt

On a 100% basis, the Egypt methanol facility produced 256,000 tonnes in the fourth quarter of 2014 (Methanex share of 128,000 tonnes) compared with 100,000 tonnes (Methanex share of 50,000 tonnes) in the third quarter of 2014. Production during the fourth quarter of 2014 was higher than in the third quarter of 2014 due to higher natural gas supply deliveries. The plant was idled during a significant portion of the third quarter which was the peak summer electricity consumption period.

The Egypt facility has experienced periodic natural gas supply restrictions since mid-2012 which have resulted in production below full capacity. This situation may persist in the future and becomes more acute during the summer months when natural gas demand for electricity generation is at its peak.

Medicine Hat, Canada

During the fourth quarter of 2014, we produced 115,000 tonnes at our Medicine Hat facility compared with 130,000 tonnes during the third quarter of 2014. Production from the Medicine Hat facility was lower than the third quarter due to an unplanned outage and ongoing mechanical issues experienced in the fourth quarter.

Chile

After idling our Chile operations during the southern hemisphere winter as a result of insufficient natural gas feedstock, we restarted the Chile I facility in September 2014. During the fourth quarter of 2014, we produced 62,000 tonnes in Chile operating the facility at approximately 30% of production capacity, supported by natural gas supplies from both Chile and Argentina through a tolling arrangement.

The future of our Chile operations is primarily dependent on the level of natural gas exploration and development in southern Chile and our ability to secure a sustainable natural gas supply to our facilities on economic terms from Chile and Argentina.

Geismar, Louisiana

In January 2015 the Geismar 1 plant commenced first methanol production. We continue to make excellent progress on the construction of Geismar 2 and we are targeting to be producing methanol in late Q1 2016. The Geismar 1 and Geismar 2 facilities will each add an incremental one million tonnes to our operating capacity.

During the fourth quarter of 2014, we incurred $150 million of capital expenditures related to this project, excluding capitalized interest.

METHANEX CORPORATION 2014 FOURTH QUARTER REPORT	PAGE 4
MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL RESULTS

For the fourth quarter of 2014 we recorded Adjusted EBITDA of $150 million and Adjusted net income of $80 million ($0.85 per share on a diluted basis). This compares with Adjusted EBITDA of $137 million and Adjusted net income of $66 million ($0.69 per share on a diluted basis) for the third quarter of 2014.

For the fourth quarter of 2014, we reported net income attributable to Methanex shareholders of $133 million ($1.11 per share on a diluted basis) compared with net income attributable to Methanex shareholders for the third quarter of 2014 of $52 million ($0.54 income per share on a diluted basis).

We calculate Adjusted EBITDA and Adjusted net income by including amounts related to our equity share of the Atlas (63.1% interest) and Egypt (50% interest) facilities and by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price and certain items which are considered by management to be non-operational. Refer to Additional Information - Supplemental Non-GAAP Measures on page 14 for a further discussion on how we calculate these measures. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

A reconciliation from net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended			Years Ended
($ millions except number of shares and per share amounts)	Dec 31 2014	Sep 30 2014	Dec 31 2013	Dec 31 2014	Dec 31 2013
Net income attributable to Methanex shareholders	$133	$52	$128	$455	$329
Mark-to-market impact of share-based compensation, net of tax	(53)	14	34	(31)	101
Argentina gas settlement, net of tax	—	—	—	(27)	—
Write-off of oil and gas rights, net of tax	—	—	5	—	19
Geismar project relocation expenses, net of tax	—	—	—	—	22

Adjusted net income [1]	$80	$66	$167	$397	$471

Diluted weighted average shares outstanding (millions)	94	95	97	96	96
Adjusted net income per common share [1]	$0.85	$0.69	$1.72	$4.12	$4.88

[1]

These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures on page 14 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2014 FOURTH QUARTER REPORT	PAGE 5
MANAGEMENT’S DISCUSSION AND ANALYSIS

We review our financial results by analyzing changes in Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, Argentina gas settlement, write-off of oil and gas rights, Geismar project relocation expenses, finance costs, finance income and other expenses and income taxes. A summary of our consolidated statements of income is as follows:

	Three Months Ended			Years Ended
($ millions)	Dec 31 2014	Sep 30 2014	Dec 31 2013	Dec 31 2014	Dec 31 2013
Consolidated statements of income:
Revenue	$733	$730	$881	$3,223	$3,024
Cost of sales and operating expenses, excluding mark-to-market impact of share-based compensation	(574)	(581)	(645)	(2,464)	(2,255)
Adjusted EBITDA of associate (Atlas) [1]	9	5	37	41	56

	168	154	273	800	825
Comprised of:
Adjusted EBITDA (attributable to Methanex shareholders) [2]	150	137	245	702	736
Attributable to non-controlling interests	18	17	28	98	89

	168	154	273	800	825
Mark-to-market impact of share-based compensation	64	(16)	(37)	38	(110)
Depreciation and amortization	(36)	(39)	(35)	(143)	(123)
Argentina gas settlement	—	—	—	42	—
Write-off of oil and gas rights	—	—	(8)	—	(25)
Geismar project relocation expenses and charges	—	—	—	—	(34)
Earnings of associate, excluding amount included in Adjusted EBITDA [1]	(6)	(8)	(13)	(32)	(34)
Finance costs	(9)	(8)	(13)	(37)	(57)
Finance income and other expenses	(3)	(5)	2	(7)	5
Income tax expense	(38)	(19)	(25)	(155)	(70)

Net income	$140	$59	$144	$506	$377

Net income attributable to Methanex shareholders	$133	$52	$128	$455	$329

[1]

Earnings of associate has been divided into an amount included in Adjusted EBITDA and an amount excluded from Adjusted EBITDA. The amount excluded from Adjusted EBITDA represents depreciation and amortization, finance costs, finance income and other expenses and income tax expense relating to earnings of associate.

[2]

This item is a non-GAAP measure that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures on page 14 for a description of the non-GAAP measure and reconciliation to the most comparable GAAP measure.

Adjusted EBITDA (Attributable to Methanex Shareholders)

Our operations consist of a single operating segment – the production and sale of methanol. We review the results of operations by analyzing changes in the components of Adjusted EBITDA. For a discussion of the definitions used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business on page 18.

The changes in Adjusted EBITDA resulted from changes in the following:

($ millions)	Q4 2014 compared with Q3 2014	Q4 2014 compared with Q4 2013	2014 compared with 2013
Average realized price	$3	$(199)	$(45)
Sales volume	(4)	18	69
Total cash costs	14	86	(58)

Increase (decrease) in Adjusted EBITDA	$13	$(95)	$(34)

METHANEX CORPORATION 2014 FOURTH QUARTER REPORT	PAGE 6
MANAGEMENT’S DISCUSSION AND ANALYSIS

Average realized price

	Three Months Ended			Years Ended
($ per tonne)	Dec 31 2014	Sep 30 2014	Dec 31 2013	Dec 31 2014	Dec 31 2013
Methanex average non-discounted posted price	453	444	557	507	507
Methanex average realized price	390	389	493	437	441

Methanex’s average realized prices for the fourth quarter were slightly higher compared to the third quarter. Non-discounted posted prices moved higher leading into the quarter, and then declined later in the quarter, pressured by a sharp decline in China spot pricing in December (refer to Supply/Demand Fundamentals section on page 11 for more information). Our average non-discounted posted price for the fourth quarter of 2014 was $453 per tonne compared with $444 per tonne for the third quarter of 2014 and $557 per tonne for the fourth quarter of 2013. Our average realized price for the fourth quarter of 2014 was $390 per tonne compared with $389 per tonne for the third quarter of 2014 and $493 per tonne for the fourth quarter of 2013. The weighted average discount realized in the fourth quarter of 2014 was higher than in the third quarter of 2014 as a result of the gap between spot and contract pricing widening toward the end of 2014. The change in average realized price for the fourth quarter of 2014 increased Adjusted EBITDA by $3 million compared with the third quarter of 2014 and decreased Adjusted EBITDA by $199 million compared with the fourth quarter of 2013. For the year ended December 31, 2014 compared with the year ended December 31, 2013, the change in average realized price decreased adjusted EBITDA by $45 million.

Sales volume

Methanol sales volumes excluding commission sales volumes were lower in the fourth quarter of 2014 compared with the third quarter of 2014 by 9,000 tonnes and were higher compared with the fourth quarter of 2013 by 90,000 tonnes. Lower methanol sales volumes excluding commission sales volumes for the fourth quarter of 2014 compared with the third quarter of 2013 decreased Adjusted EBITDA by $4 million while higher methanol sales volumes excluding commission sales volumes for the fourth quarter of 2014 compared with the fourth quarter of 2013 increased Adjusted EBITDA by $18 million. For the year ended December 31, 2014 compared with the same period in 2013, methanol sales volumes excluding commission sales volumes were higher by 544,000 tonnes and this resulted in higher Adjusted EBITDA by $69 million.

Total cash costs

The primary drivers of changes in our total cash costs are changes in the cost of methanol we produce at our facilities (Methanex-produced methanol) and changes in the cost of methanol we purchase from others (purchased methanol). All of our production facilities except Medicine Hat are underpinned by natural gas purchase agreements with pricing terms that include base and variable price components linked to the price of methanol. We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and support our marketing efforts within the major global markets.

We have adopted the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.

In a rising price environment, our margins at a given price are higher than in a stable price environment as a result of timing of methanol purchases and production versus sales. Conversely, the opposite applies when methanol prices are decreasing.

METHANEX CORPORATION 2014 FOURTH QUARTER REPORT	PAGE 7
MANAGEMENT’S DISCUSSION AND ANALYSIS

The impact on Adjusted EBITDA from changes in our cash costs are explained below:

	Q4 2014	Q4 2014	2014
	compared with	compared with	compared with
($ millions)	Q3 2014	Q4 2013	2013
Methanex-produced methanol costs	$16	$11	$(63)
Proportion of Methanex-produced methanol sales	(2)	3	48
Purchased methanol costs	(10)	61	(29)
Other, net	10	11	(14)

Increase (decrease) in Adjusted EBITDA	$14	$86	$(58)

Methanex-produced methanol costs

We purchase natural gas for the New Zealand, Trinidad, Egypt, and Chile methanol facilities under natural gas purchase agreements where the unique terms of each contract include a base price and a variable price component linked to the price of methanol. This reduces our commodity price risk exposure. The variable price component of each gas contract is adjusted by a formula related to methanol prices above a certain level. For the fourth quarter of 2014 compared with the third quarter of 2014 and with the fourth quarter of 2013, Methanex-produced methanol costs were lower by $16 million and $11 million, respectively, primarily due to the impact of lower realized methanol prices on the variable portion of our natural gas costs, timing of inventory flows, and changes in the mix of production sold from inventory. For the year ended December 31, 2014 compared with the same period in 2013, Methanex-produced methanol costs were higher by $63 million, primarily due to the impact of realized methanol prices on our natural gas costs, timing of inventory flows, and changes in the mix of production sold from inventory.

Proportion of Methanex-produced methanol sales

The cost of purchased methanol is directly linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase in the proportion of Methanex-produced methanol sales results in a decrease in our overall cost structure for a given period. For the fourth quarter of 2014 compared with the third quarter of 2014, a lower proportion of Methanex-produced methanol sales decreased Adjusted EBITDA by $2 million. For the three months and year ended December 31, 2014 compared with the same periods in 2013, sales of Methanex-produced methanol made up a higher proportion of our total sales and this increased Adjusted EBITDA by $3 million and $48 million, respectively.

Purchased methanol costs

Changes in purchased methanol costs for all periods presented are primarily as a result of changes in methanol pricing.

Other, net

For the three month period ended December 31, 2014 compared to the three month periods ended September 30, 2014 and December 31, 2013, other costs were lower by $10 and $11 million, respectively, primarily due to lower logistics costs in the quarter. The change in other, net for the year ended December 31, 2014 compared to the year ended December 31, 2013 primarily relates to increased logistics costs from higher production volumes and increased selling, general and administrative expenses related to Geismar organizational build-up costs that are not eligible for capitalization.

METHANEX CORPORATION 2014 FOURTH QUARTER REPORT	PAGE 8
MANAGEMENT’S DISCUSSION AND ANALYSIS

Mark-to-Market Impact of Share-based Compensation

We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. For all the share-based awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. Share-based compensation includes an amount related to the grant-date value and a mark-to-market impact as a result of subsequent changes in the fair value of the share-based awards primarily driven by the Company’s share price. The grant-date value amount is included in Adjusted EBITDA and Adjusted net income. The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income and analyzed separately.

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ millions except share price)	2014	2014	2013	2014	2013
Methanex Corporation share price [1]	$45.83	$66.80	$59.24	$45.83	$59.24
Grant-date fair value expense included in Adjusted EBITDA and Adjusted net income	3	5	4	22	21
Mark-to-market impact due to change in share price	(64)	16	37	(38)	110

Total share-based compensation expense (recovery), before tax	$(61)	$21	$41	$(16)	$131

[1]	US dollar share price of Methanex Corporation as quoted on NASDAQ Global Market on the last trading day of the respective period.

The Methanex Corporation share price decreased from US $66.80 per share at September 30, 2014 to US $45.83 per share at December 31, 2014. As a result of this decrease, we recorded a $64 million mark-to-market recovery on share-based compensation in the fourth quarter of 2014 compared with a $16 million mark-to-market expense in the third quarter of 2014 and a $37 million expense in the fourth quarter of 2013. For the year ended December 31, 2014, we recorded a $38 million mark-to-market recovery on share based compensation.

Depreciation and Amortization

Depreciation and amortization was $36 million for the fourth quarter of 2014 compared with $39 million for the third quarter of 2014 and $35 million for the fourth quarter of 2013. Depreciation and amortization was lower in the fourth quarter of 2014 compared with the third quarter of 2014 primarily due to lower sales volumes of Methanex-produced methanol and lower unabsorbed depreciation recognized for production sites impacted by natural gas restrictions and production outages. Depreciation and amortization was slightly higher in the fourth quarter of 2014 compared to the same quarter in 2013 primarily due to higher sales volumes of Methanex-produced methanol.

Finance Costs

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ millions)	2014	2014	2013	2014	2013
Finance costs before capitalized interest	$19	$15	$16	$65	$65
Less capitalized interest	(10)	(7)	(3)	(28)	(8)

Finance costs	$9	$8	$13	$37	$57

Finance costs before capitalized interest primarily relate to interest expense on the unsecured notes and limited recourse debt facilities. Capitalized interest relates to interest costs capitalized for the Geismar project.

METHANEX CORPORATION 2014 FOURTH QUARTER REPORT	PAGE 9
MANAGEMENT’S DISCUSSION AND ANALYSIS

Finance Income and Other Expenses

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ millions)	2014	2014	2013	2014	2013
Finance income and other expenses	$(3)	$(5)	$2	$(7)	$5

The change in finance income and other expenses for all periods presented was primarily due to the impact of changes in foreign exchange rates.

Income Taxes

A summary of our income taxes for the year ended December 31, 2014 compared with 2013 is as follows:

	Year Ended		Year Ended
	December 31, 2014		December 31, 2013
($ millions, except where noted)	Net Income	Adjusted Net Income [1]	Net Income	Adjusted Net Income [1]
Amount before income tax	$662	$520	$447	$562
Income tax expense	(156)	(123)	(70)	(91)

	$506	$397	$377	$471

Effective tax rate	24%	24%	16%	16%

[1]

This item is a non-GAAP measure that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures on page 14 for a description of the non-GAAP measure and reconciliation to the most comparable GAAP measure.

We earn the majority of our earnings in Trinidad, Egypt, Chile, Canada and New Zealand. In Trinidad and Chile, the statutory tax rate is 35%. The statutory rates in Canada and New Zealand are 26% and 28%, respectively. The Egypt statutory tax rate is 30%. As the Atlas entity is accounted for using the equity method, any income taxes related to Atlas are included in earnings of associate and therefore excluded from total income taxes.

For the year ended December 31, 2014, the effective tax rate was 24% compared with 16% for the year ended December 31, 2013. Adjusted net income represents the amount that is attributable to Methanex shareholders and excludes the mark-to-market impact of share-based compensation and items that are considered by management to be non-operational. The effective tax rate related to adjusted net income was 24% for the year ended December 31, 2014 compared with 16% for the year ended December 31, 2013. The effective tax rate on both net income and adjusted net income in 2013 was lower compared to 2014 due to the benefit of previously unrecognized tax assets in Canada and New Zealand in 2013.

METHANEX CORPORATION 2014 FOURTH QUARTER REPORT	PAGE 10
MANAGEMENT’S DISCUSSION AND ANALYSIS

SUPPLY/DEMAND FUNDAMENTALS

We estimate that methanol demand, excluding methanol demand from integrated methanol to olefins facilities, is currently approximately 59 million tonnes on an annualized basis.

Our average realized price in the fourth quarter of 2014 was relatively unchanged at $390 per tonne compared with $389 per tonne in the third quarter of 2014. While our weighted average posted price was higher, a decline in the spot price in Asia widened effective discounts relative to Q3. We rolled our pricing in Europe for Q1 2015 at €354 per tonne. For the month of January, we decreased our North America contract price by $26 per tonne to $449, and our Asia Pacific contract price by $60 per tonne to $355. We recently announced our February contract prices for North America at $416 per tonne and for Asia Pacific at $315 per tonne.

Methanex Non-Discounted Regional Posted Prices 1

	Jan	Dec	Nov	Oct
(US$ per tonne)	2015	2014	2014	2014
United States	449	475	499	482
Europe [2]	420	450	450	450
Asia Pacific	355	415	435	435

[1]	Discounts from our posted prices are offered to customers based on various factors.
[2]	€354 for Q1 2015 (Q4 2014 – €354) converted to United States dollars.

We continue to see stable demand growth from chemical applications in China and the rest of the world. Traditional chemical derivatives consume about 60% of global methanol and growth is correlated to industrial production growth rates. A steep drop in oil and related product prices has lowered the affordability for methanol into certain energy applications and this, along with sufficient industry supply, has pushed global methanol pricing lower. Some higher cost capacity has ceased to operate and we believe that any sustained period of methanol pricing below the marginal cash cost of production should result in further rationalization of higher cost supply.

There are now six completed MTO / MTP plants in China which are dependent on merchant methanol supply, and these have the capacity to consume over 6 million tonnes of methanol annually. There are also a number of other plants at various stages of construction which are anticipated to be completed in the 2015-16 timeframe. The future operating rates and methanol consumption from these facilities will depend on a number of factors, including pricing for their various final products.

Direct methanol blending into gasoline in China has remained strong and we believe that future growth in this application is supported by numerous provincial fuel-blending standards. Fuel blending continues to gain interest outside of China with several countries currently conducting demonstration programs to test the use of methanol-blended fuels.

The methanol price will ultimately depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand. Over the next few years, there is a modest level of new capacity expected to come on-stream. We have recently started up our first one million tonne Geismar 1 facility in Louisiana, and are targeting to be producing methanol from the second 1.0 million tonne Geismar 2 facility in late Q1 2016. In addition, a 1.3 million tonne Celanese plant is currently under construction in Clear Lake, Texas. OCI N.V. also announced plans to commence construction on a 1.8 million tonne plant in Beaumont, Texas. We expect that production from new capacity in China will be consumed in that country.

METHANEX CORPORATION 2014 FOURTH QUARTER REPORT	PAGE 11
MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities in the fourth quarter of 2014 increased by $40 million to $211 million compared with $171 million for the third quarter of 2014 and increased by $49 million compared to $162 million for the fourth quarter of 2013. The changes in cash flows from operating activities resulted from changes in the following:

	Q4 2014	Q4 2014	2014
	compared with	compared with	compared with
($ millions)	Q3 2014	Q4 2013	2013
Change in Adjusted EBITDA (attributable to Methanex shareholders)	$13	$(95)	$(34)
Exclude change in Adjusted EBITDA of associate (Atlas)	(4)	28	15
Dividends received from associate	—	—	25
Cash flows attributable to non-controlling interests	1	(10)	9
Non-cash working capital	28	107	138
Income taxes paid	—	1	(8)
Argentina gas settlement	—	—	42
Geismar project relocation expenses	—	—	34
Share-based payments	(1)	17	(1)
Other	3	1	(5)
Increase (decrease) in cash flows from operating activities	$40	$49	$215

In the fourth quarter of 2014, the company issued $600 million of senior unsecured notes for net proceeds of $591 million after deducting underwriting discounts, underwriting fees and other expenses. The notes were issued in two tranches, $300 million at 4.25% due December 1, 2024 and $300 million at 5.65% due December 1, 2044. Proceeds from the notes issued have been or will be used to repay limited recourse third party debt, to repay senior unsecured notes due in 2015, to fund capital expenditures and for working capital purposes.

During the fourth quarter of 2014, we paid a quarterly dividend of $0.25 per share, or $23 million. On April 29, 2014, the Board of Directors approved a 5% normal course issuer bid, which allows us to repurchase for cancellation up to 4.8 million shares. In the fourth quarter of 2014 we repurchased 1.6 million shares under the normal course issuer bid for a total of 4.3 million shares repurchased and cancelled for the year ended December 31, 2014.

On January 28, 2015, the Board of Directors approved an increase to our normal course issuer bid to allow for up to an incremental 3.8 million common shares to be purchased, for a total of 8.6 million common shares, or 10% of our public float.

We operate in a highly competitive commodity industry and believe it is appropriate to maintain a conservative balance sheet and retain financial flexibility. At December 31, 2014, our cash balance was $952 million, including $69 million related to the 50% non-controlling interest in Egypt. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity. During the fourth quarter, we renewed and extended our $400 million credit facility to 2019. The facility is undrawn at December 31, 2014.

Our planned capital maintenance expenditure program directed towards maintenance, turnarounds and catalyst changes for existing operations is currently estimated to be $110 million to the end of 2015. The estimated remaining capital expenditures related to our Geismar project is approximately $350 million to be expended over the next 15 months.

We believe we are well positioned to meet our financial commitments, invest to grow the Company and continue to deliver on our commitment to return excess cash to shareholders.

METHANEX CORPORATION 2014 FOURTH QUARTER REPORT	PAGE 12
MANAGEMENT’S DISCUSSION AND ANALYSIS

SHORT-TERM OUTLOOK

Posted methanol prices were relatively stable through the third and fourth quarter of 2014. Entering 2015, posted methanol prices have decreased as a result of lower demand from energy applications while high cost producers continue to operate. We recently announced our February contract prices for North America at $416 per tonne and for Asia Pacific at $315 per tonne. Methanol prices will ultimately depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand. We believe that our financial position and financial flexibility, outstanding global supply network and competitive-cost position will provide a sound basis for Methanex to continue to be the leader in the methanol industry and to invest to grow the Company.

METHANEX CORPORATION 2014 FOURTH QUARTER REPORT	PAGE 13
MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTROLS AND PROCEDURES

For the three months ended December 31, 2014, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ADDITIONAL INFORMATION – SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), we present certain supplemental non-GAAP measures. These are Adjusted EBITDA, Adjusted net income, Adjusted net income per common share and operating income. These measures do not have any standardized meaning prescribed by generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-GAAP measures are provided to assist readers in determining our ability to generate cash from operations and improve the comparability of our results from one period to another. We believe these measures are useful in assessing operating performance and liquidity of the Company’s ongoing business on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies.

Adjusted EBITDA (attributable to Methanex shareholders)

Adjusted EBITDA differs from the most comparable GAAP measure, net income attributable to Methanex shareholders, because it excludes depreciation and amortization, finance costs, finance income and other expenses, income tax expense, mark-to-market impact of share-based compensation, Geismar project relocation expenses and charges, write-off of oil and gas rights, and the Argentina gas settlement. Adjusted EBITDA includes an amount representing our 63.1% interest in the Atlas facility and our 50% interest in the methanol facility in Egypt.

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. The mark-to-market impact related to performance share units that is excluded from Adjusted EBITDA and Adjusted net income is calculated as the difference between the grant date value determined using a Methanex total shareholder return factor of 100% and the fair value recorded at each period end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

The following table shows a reconciliation from net income attributable to Methanex shareholders to Adjusted EBITDA:

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ millions)	2014	2014	2013	2014	2013
Net income attributable to Methanex shareholders	$133	$52	$128	$455	$329
Mark-to-market impact of share-based compensation	(64)	16	37	(38)	110
Depreciation and amortization	36	39	35	143	123
Argentina gas settlement	—	—	—	(42)	—
Write-off of oil and gas rights	—	—	8	—	25
Geismar project relocation expenses and charges	—	—	—	—	34
Finance costs	9	8	13	37	57
Finance income and other expenses	3	5	(2)	7	(5)
Income tax expense	38	19	25	155	70
Earnings of associate, excluding amount included in Adjusted EBITDA [1]	6	8	13	32	34
Non-controlling interests adjustment [1]	(11)	(10)	(12)	(47)	(41)

Adjusted EBITDA (attributable to Methanex shareholders)	$150	$137	$245	$702	$736

[1]

These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income tax expense associated with the non-controlling interest in the methanol facility in Egypt and our 63.1% interest in the Atlas methanol facility.

METHANEX CORPORATION 2014 FOURTH QUARTER REPORT	PAGE 14
MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted Net Income and Adjusted Net Income per Common Share

Adjusted net income and Adjusted net income per common share are non-GAAP measures because they exclude the mark-to-market impact of share-based compensation and certain items that are considered by management to be non-operational, including Geismar project relocation expenses and charges, write-off of oil and gas rights, and the Argentina gas settlement. The following table shows a reconciliation of net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share:

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ millions except number of shares and per share amounts)	2014	2014	2013	2014	2013
Net income attributable to Methanex shareholders	$133	$52	$128	$455	$329
Mark-to-market impact of share-based compensation	(64)	16	37	(38)	110
Argentina gas settlement	—	—	—	(42)	—
Write-off of oil and gas rights	—	—	8	—	25
Geismar project relocation expenses and charges	—	—	—	—	34
Income tax expense (recovery) related to above items	11	(2)	(6)	22	(27)

Adjusted net income	$80	$66	$167	$397	$471

Diluted weighted average shares outstanding (millions)	94	95	97	96	96
Adjusted net income per common share	$0.85	$0.69	$1.72	$4.12	$4.88

Operating Income

Operating income is reconciled directly to a GAAP measure in our consolidated statements of income.

QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of selected financial information for the prior eight quarters is as follows:

	Three Months Ended
	Dec 31	Sep 30	Jun 30	Mar 31
($ millions, except per share amounts)	2014	2014	2014	2014
Revenue	$733	$730	$792	$968
Adjusted EBITDA [1] [2]	150	137	160	255
Net income [1]	133	52	125	145
Adjusted net income [1] [2]	80	66	91	160
Basic net income per common share [1]	1.43	0.55	1.30	1.51
Diluted net income per common share [1]	1.11	0.54	1.24	1.50
Adjusted net income per share [1] [2]	0.85	0.69	0.94	1.65

	Three Months Ended
	Dec 31	Sep 30	Jun 30	Mar 31
($ millions, except per share amounts)	2013	2013	2013	2013
Revenue	$881	$758	$733	$652
Adjusted EBITDA [1] [2]	245	184	157	149
Net income (loss) [1]	128	87	54	60
Adjusted net income [1] [2]	167	117	99	88
Basic net income (loss) per common share [1]	1.33	0.91	0.57	0.64
Diluted net income (loss) per common share [1]	1.32	0.90	0.56	0.63
Adjusted net income per share [1] [2]	1.72	1.22	1.02	0.92

[1]	Attributable to Methanex Corporation shareholders.
[2]

These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures on page 14 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2014 FOURTH QUARTER REPORT	PAGE 15
MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD-LOOKING INFORMATION WARNING

This Fourth Quarter 2014 Management’s Discussion and Analysis (“MD&A”) as well as comments made during the Fourth Quarter 2014 investor conference call contain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words “believes,” “expects,” “may,” “will,” “should,” “potential,” “estimates,” “anticipates,” “aim,” “goal” or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	expected demand for methanol and its derivatives,

•	expected new methanol supply or restart of idled capacity and timing for start-up of the same,

•

expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,

•	expected methanol and energy prices,

•	expected levels of methanol purchases from traders or other third parties,

•	expected levels, timing and availability of economically priced natural gas supply to each of our plants,

•	capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,

•	our expected capital expenditures,

•	anticipated operating rates of our plants,

•	expected operating costs, including natural gas feedstock costs and logistics costs,

•	expected tax rates or resolutions to tax disputes,

•	expected cash flows, earnings capability and share price,

•	availability of committed credit facilities and other financing,
•

our ability to meet covenants or obtain or continue to obtain waivers associated with our long-term debt obligations, including, without limitation, the Egypt limited recourse debt facilities that have conditions associated with the payment of cash or other distributions and the finalization of certain land title registrations and related mortgages that require action by Egyptian governmental entities,

•	expected impact on our results of operations in Egypt or our financial condition as a consequence of civil unrest or actions taken or inaction by the Government of Egypt and its agencies,

•	our shareholder distribution strategy and anticipated distributions to shareholders,

•

commercial viability and timing of, or our ability to execute, future projects, plant restarts, capacity expansions, plant relocations, or other business initiatives or opportunities, including the planned relocation of idle Chile methanol plants to Geismar, Louisiana,

•	our financial strength and ability to meet future financial commitments,

•	expected global or regional economic activity (including industrial production levels),

•	expected outcomes of litigation or other disputes, claims and assessments, and

•	expected actions of governments, government agencies, gas suppliers, courts, tribunals or other third parties.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,

•	our ability to procure natural gas feedstock on commercially acceptable terms,

•	operating rates of our facilities,
•

receipt or issuance of third-party consents or approvals, including, without limitation, governmental registrations of land title and related mortgages in Egypt and governmental approvals related to rights to purchase natural gas,

•	the establishment of new fuel standards,

METHANEX CORPORATION 2014 FOURTH QUARTER REPORT	PAGE 16
MANAGEMENT’S DISCUSSION AND ANALYSIS

•	operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,

•	the availability of committed credit facilities and other financing,

•	timing of completion and cost of our Geismar project,

•	global and regional economic activity (including industrial production levels),
•	absence of a material negative impact from major natural disasters,

•	absence of a material negative impact from changes in laws or regulations,

•	absence of a material negative impact from political instability in the countries in which we operate, and

•	enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions including, without limitation:

•	conditions in the methanol and other industries including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,

•	the price of natural gas, coal, oil and oil derivatives,

•	our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities,

•	the ability to carry out corporate initiatives and strategies,

•	actions of competitors, suppliers and financial institutions,

•	conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,

•	our ability to meet timeline and budget targets for our Geismar project, including cost pressures arising from labour costs,
•	competing demand for natural gas, especially with respect to domestic needs for gas and electricity in Chile and Egypt,

•

actions of governments and governmental authorities, including, without limitation, the implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,

•	changes in laws or regulations,

•

import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties, and other actions by governments that may adversely affect our operations or existing contractual arrangements,

•	world-wide economic conditions,

•	satisfaction of conditions precedent contained in the natural gas supply agreement for Geismar 1, and

•	other risks described in our 2013 Management’s Discussion and Analysis and this Fourth Quarter 2014 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2014 FOURTH QUARTER REPORT	PAGE 17
MANAGEMENT’S DISCUSSION AND ANALYSIS

HOW WE ANALYZE OUR BUSINESS

Our operations consist of a single operating segment – the production and sale of methanol. We review our results of operations by analyzing changes in the components of Adjusted EBITDA (refer to the Additional Information—Supplemental Non-GAAP Measures section on page 14 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures).

In addition to the methanol that we produce at our facilities (“Methanex-produced methanol”), we also purchase and re-sell methanol produced by others (“purchased methanol”) and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volumes. The key drivers of changes in Adjusted EBITDA are average realized price, cash costs and sales volume which are defined and calculated as follows:

PRICE

The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume excluding commission sales volume plus the difference from period to period in commission revenue.

CASH COST

The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume excluding commission sales volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.

VOLUME

The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume excluding commission sales volumes multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% of its production through a commission offtake agreement. A contractual agreement between us and our partners establishes joint control over Atlas. As a result, we account for this investment using the equity method of accounting, which results in 63.1% of the net assets and net earnings of Atlas being presented separately in the consolidated statements of financial position and consolidated statements of income, respectively. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income and Adjusted net income per common share include an amount representing our 63.1% equity share in Atlas.

On December 9, 2013, we completed the sale of a 10% equity interest in the Egypt methanol facility. At December 31, 2014, we own 50% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 50% of its production through a commission offtake agreement. We account for this investment using consolidation accounting, which results in 100% of the revenues and expenses being included in our financial statements with the other investors’ interests in the methanol facility being presented as “non-controlling interests”. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income and Adjusted net income per common share exclude the amount associated with the other investors’ non-controlling interests.

METHANEX CORPORATION 2014 FOURTH QUARTER REPORT	PAGE 18
MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex Corporation

Consolidated Statements of Income (unaudited)

(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
	2014	2013	2014	2013
Revenue	$733,499	$880,900	$3,223,399	$3,024,047
Cost of sales and operating expenses	(509,855)	(681,978)	(2,425,821)	(2,365,520)
Depreciation and amortization	(36,047)	(35,594)	(142,738)	(123,335)
Argentina gas settlement	—	—	42,000	—
Geismar project relocation expenses and charges	—	—	—	(33,867)
Write-off of oil and gas rights	—	(7,939)	—	(24,798)

Operating income	187,597	155,389	696,840	476,527
Earnings of associate (note 4)	3,074	24,365	9,132	22,554
Finance costs (note 6)	(8,890)	(12,582)	(37,042)	(56,407)
Finance income and other expenses	(3,348)	1,776	(7,285)	4,446

Income before income taxes	178,433	168,948	661,645	447,120
Income tax recovery (expense):
Current	(13,653)	(43,812)	(79,865)	(83,618)
Deferred	(24,235)	18,767	(75,472)	13,498

	(37,888)	(25,045)	(155,337)	(70,120)

Net income	$140,545	$143,903	$506,308	$377,000

Attributable to:
Methanex Corporation shareholders	133,144	127,795	454,610	329,167
Non-controlling interests	7,401	16,108	51,698	47,833

	$140,545	$143,903	$506,308	$377,000

Income per share for the period attributable to Methanex Corporation shareholders
Basic net income per common share	$1.43	$1.33	$4.79	$3.46
Diluted net income per common share (note 7)	$1.11	$1.32	$4.55	$3.41

Weighted average number of common shares outstanding (note 7)	93,324,865	95,890,700	94,996,094	95,259,066
Diluted weighted average number of common shares outstanding (note 7)	94,340,675	96,824,404	96,193,981	96,430,842

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2014 FOURTH QUARTER REPORT	PAGE 19
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Consolidated Statements of Comprehensive Income (unaudited)

(thousands of U.S. dollars)

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
	2014	2013	2014	2013
Net income	$140,545	$143,903	$506,308	$377,000
Other comprehensive income, net of taxes:
Items that may be reclassified to income:
Change in fair value of forward exchange contracts	426	(1,348)	849	(57)
Change in fair value of interest rate swap contracts	(6)	(34)	412	(936)
Realized loss on interest rate swap contracts reclassified to finance costs	2,297	2,680	9,137	10,808
Items that will not be reclassified to income:
Actuarial gains on defined benefit pension plans	32	5,362	32	5,362

	2,749	6,660	10,430	15,177

Comprehensive income	$143,294	$150,563	$516,738	$392,177

Attributable to:
Methanex Corporation shareholders	134,748	133,579	459,773	340,577
Non-controlling interests	8,546	16,984	56,965	51,600

	$143,294	$150,563	$516,738	$392,177

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2014 FOURTH QUARTER REPORT	PAGE 20
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Consolidated Statements of Financial Position (unaudited)

(thousands of U.S. dollars)

	Dec 31	Dec 31
AS AT	2014	2013
ASSETS
Current assets:
Cash and cash equivalents	$951,600	$732,736
Trade and other receivables	404,363	534,130
Inventories (note 2)	306,802	334,968
Prepaid expenses	23,137	20,533

	1,685,902	1,622,367
Non-current assets:
Property, plant and equipment (note 3)	2,778,078	2,230,938
Investment in associate (note 4)	216,235	202,342
Other assets	95,125	65,253

	3,089,438	2,498,533

	$4,775,340	$4,120,900

LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$566,881	$618,181
Current maturities on long-term debt (note 5)	193,831	41,504
Current maturities on other long-term liabilities	59,118	85,648

	819,830	745,333
Non-current liabilities:
Long-term debt (note 5)	1,528,207	1,126,802
Other long-term liabilities	140,861	188,520
Deferred income tax liabilities	233,225	154,912

	1,902,293	1,470,234
Equity:
Capital stock	521,022	531,573
Contributed surplus	2,803	4,994
Retained earnings	1,262,961	1,126,700
Accumulated other comprehensive loss	(413)	(5,544)

Shareholders’ equity	1,786,373	1,657,723
Non-controlling interests	266,844	247,610

Total equity	2,053,217	1,905,333

	$4,775,340	$4,120,900

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2014 FOURTH QUARTER REPORT	PAGE 21
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Consolidated Statements of Changes in Equity (unaudited)

(thousands of U.S. dollars, except number of common shares)

	Number of Common Shares	Capital Stock	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Shareholders’ Equity	Non- Controlling Interests	Total Equity

Balance, December 31, 2012	94,309,970	481,779	15,481	805,661	(13,045)	1,289,876	187,861	1,477,737
Net income	—	—	—	329,167	—	329,167	47,833	377,000
Other comprehensive income	—	—	—	5,362	6,048	11,410	3,767	15,177
Compensation expense recorded for stock options			722	—	—	722	—	722
Sale of partial interest in subsidiary	—	—	—	61,447	1,453	62,900	47,100	110,000
Issue of shares on exercise of stock options	1,790,999	38,585	—	—	—	38,585	—	38,585
Reclassification of grant date fair value on exercise of stock options	—	11,209	(11,209)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(74,937)	—	(74,937)	—	(74,937)
Distributions to non-controlling interests	—	—	—	—	—	—	(39,951)	(39,951)
Equity contributions by non- controlling interests	—	—	—	—	—	—	1,000	1,000

Balance, December 31, 2013	96,100,969	531,573	4,994	1,126,700	(5,544)	1,657,723	247,610	1,905,333
Net income	—	—	—	454,610	—	454,610	51,698	506,308
Other comprehensive income	—	—	—	32	5,131	5,163	5,267	10,430
Compensation expense recorded for stock options	—	—	777	—	—	777	—	777
Issue of shares on exercise of stock options	536,724	10,657	—	—	—	10,657	—	10,657
Reclassification of grant date fair value on exercise of stock options	—	2,968	(2,968)	—	—	—	—	—
Payment for shares repurchased	(4,311,206)	(24,176)	—	(228,468)	—	(252,644)	—	(252,644)
Dividend payments to Methanex Corporation shareholders	—	—	—	(89,913)	—	(89,913)	—	(89,913)
Distributions to non-controlling interests	—	—	—	—	—	—	(47,338)	(47,338)
Equity contributions by non-controlling interests	—	—	—	—	—	—	9,607	9,607

Balance, December 31, 2014	92,326,487	$521,022	$2,803	$1,262,961	$(413)	$1,786,373	$266,844	$2,053,217

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2014 FOURTH QUARTER REPORT	PAGE 22
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Consolidated Statements of Cash Flows (unaudited)

(thousands of U.S. dollars)

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
	2014	2013	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$140,545	$143,903	$506,308	$377,000
Deduct earnings of associate (note 4)	(3,074)	(24,365)	(9,132)	(22,554)
Dividends received from associate (note 4)	—	—	25,240	—
Add (deduct) non-cash items:
Depreciation and amortization	36,047	35,594	142,738	123,335
Asset impairment charge	—	7,939	—	24,798
Income tax expense	37,888	25,045	155,337	70,120
Share based compensation expense	(60,562)	40,844	(15,805)	130,873
Finance costs	8,890	12,582	37,042	56,407
Other	8,718	569	8,549	1,364
Income taxes paid	(13,962)	(15,246)	(51,156)	(42,739)
Other cash payments, including share-based compensation	(11,212)	(25,841)	(56,030)	(52,596)

Cash flows from operating activities before undernoted	143,278	201,024	743,091	666,008
Changes in non-cash working capital (note 9)	67,610	(39,268)	57,926	(80,211)

	210,888	161,756	801,017	585,797

CASH FLOWS FROM FINANCING ACTIVITIES
Payments for repurchase of shares	(83,480)	—	(252,644)	—
Dividend payments to Methanex Corporation shareholders	(23,194)	(19,205)	(89,913)	(74,937)
Interest paid, including interest rate swap settlements	(6,190)	(6,586)	(52,995)	(55,446)
Net proceeds on debt issue of long-term	592,275	—	592,275	—
Repayment of long-term debt and limited recourse debt	(913)	(912)	(41,504)	(39,491)
Equity contributions by non-controlling interests	9,607	—	9,607	—
Cash distributions to non-controlling interests	—	(14,232)	(34,158)	(39,951)
Sale of partial interest in subsidiary	—	110,000	—	110,000
Proceeds on issue of shares on exercise of stock options	995	9,885	10,657	38,585
Proceeds from limited recourse debt	—	—	—	10,000
Loan to associate	(29,371)	—	(29,371)	—
Other	(1,071)	(969)	(4,172)	(2,777)
Changes in non-cash working capital related to financing activities (note 9)	(2,398)	—	(8,913)	—

	456,260	77,981	98,869	(54,017)

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment	(23,528)	(71,726)	(84,168)	(269,367)
Geismar plants under	(154,300)	(144,976)	(573,844)	(309,469)
Construction Other assets	—	(4,659)	(1,758)	(15,608)
Changes in non-cash working capital related to investing activities (note 9)	(13,021)	28,122	(21,252)	68,015

	(190,849)	(193,239)	(681,022)	(526,429)

Increase in cash and cash equivalents	476,300	46,498	218,864	5,351
Cash and cash equivalents, beginning of period	475,301	686,238	732,736	727,385

Cash and cash equivalents, end of period	$951,601	$732,736	$951,600	$732,736

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2014 FOURTH QUARTER REPORT	PAGE 23
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Notes to Condensed Consolidated Interim Financial Statements (unaudited)

Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.

1.	Basis of presentation:

Methanex Corporation (the Company) is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest producer and supplier of methanol to the major international markets of Asia Pacific, North America, Europe and South America.

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) on a basis consistent with those followed in the most recent annual consolidated financial statements.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on January 28, 2015.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2013.

2.	Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories included in cost of sales and operating expenses and depreciation and amortization for the three months and year ended December 31, 2014 is $552 million (2013—$582 million) and $2,330 million (2013—$2,101 million), respectively.

3.	Property, plant and equipment:

	Buildings, Plant Installations & Machinery	Plants Under Construction	Oil & Gas Properties	Finance Leases	Other	Total
Cost at Dec 31, 2014	$3,097,200	$996,015	$87,686	$32,230	$106,744	4,319,875
Accumulated depreciation at Dec 31, 2014	1,384,100	—	84,142	30,488	43,067	1,541,797

Net book value at Dec 31, 2014	$1,713,100	$996,015	$3,544	$1,742	$63,677	$2,778,078

Cost at Dec 31, 2013	$3,068,367	$393,044	$86,312	$32,230	$82,556	$3,662,509
Accumulated depreciation at Dec 31, 2013	1,289,454	—	78,228	27,875	36,014	1,431,571

Net book value at Dec 31, 2013	$1,778,913	$393,044	$8,084	$4,355	$46,542	$2,230,938

METHANEX CORPORATION 2014 FOURTH QUARTER REPORT	PAGE 24
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

4.	Interest in Atlas joint venture:

a)

The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited (Atlas). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. The Company accounts for its interest in Atlas using the equity method. Summarized financial information of Atlas (100% basis) is as follows:

	Dec 31	Dec 31
Consolidated statements of financial position as at	2014	2013
Cash and cash equivalents	$24,834	$20,776
Other current assets	70,594	128,232
Non-current assets	352,616	378,890
Current liabilities	(29,442)	(47,359)
Long-term debt, including current maturities	—	(56,752)
Other long-term liabilities, including current maturities	(145,336)	(124,994)

Net assets at 100%	$273,266	$298,793

Net assets at 63.1%	$172,431	$188,539
Long-term receivable from Atlas	43,804	13,803

Investment in associate	$216,235	$202,342

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
Consolidated statements of income	2014	2013	2014	2013
Revenue	$92,197	$131,642	$363,570	$359,309
Cost of sales and depreciation and amortization	(85,719)	(75,459)	(334,648)	(301,479)

Operating income	6,478	56,183	28,922	57,830
Finance costs, finance income and other expenses	(2,259)	(3,132)	(10,438)	(12,899)
Income tax expense	653	(14,438)	(4,011)	(9,188)

Net earnings at 100%	$4,872	$38,613	$14,473	$35,743

Earnings of associate at 63.1%	$3,074	$24,365	$9,132	$22,554

Dividends received from associate	—	—	$25,240	—

The Company has reclassified the presentation related to purchases of inventory from associate. The reclassification has been reflected in the comparative figures. For the three months and year ended December 31, 2013 the reclassification resulted in a $7 million increase and $8 million decrease to earnings in associate, respectively. The closing 2013 investment in associate balance has decreased by $14 million. These amounts have been reclassified to cost of sales and inventory with the associated tax impacts reflected in deferred taxes.

During the three months ended December 31, 2014, the Company extended a $29.4 million unsecured loan to Atlas due December 4, 2024 with interest due semi-annually.

b)	Contingent liability:

The Board of Inland Revenue of Trinidad and Tobago has issued assessments against Atlas in respect of the 2005, 2006, 2007 and 2008 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed price sales contracts from 2005 to 2019 related to methanol produced by Atlas. Atlas had partial relief from corporation income tax until late July 2014.

The Company has lodged objections to the assessments. Based on the merits of the cases and legal interpretation, management believes its position should be sustained.

METHANEX CORPORATION 2014 FOURTH QUARTER REPORT	PAGE 25
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

5.	Long-term debt:

	Dec 31	Dec 31
As at	2014	2013
Unsecured notes
$150 million at 6.00% due August 15, 2015	$149,835	$149,581
$350 million at 3.25% due December 15, 2019	345,387	344,530
$250 million at 5.25% due March 1, 2022	246,991	246,650
$300 million at 4.25% due December 1, 2024	296,073	—
$300 million at 5.65% due December 1, 2044	294,936	—

	1,333,222	740,761
Egypt limited recourse debt facilities	368,678	404,722
Other limited recourse debt facilities	20,138	22,823

Total long-term debt [1]	1,722,038	1,168,306
Less current maturities	(193,831)	(41,504)

	$1,528,207	$1,126,802

[1]	Long-term debt is presented net of deferred financing fees.

During the three month period ended December 31, 2014, the Company issued $300 million of unsecured notes bearing a coupon of 4.25% and due December 1, 2024 and $300 million of unsecured notes bearing a coupon of 5.65% and due December 1, 2044.

During the three months and year ended December 31, 2014, the Company made repayments on its other limited recourse debt facilities of $0.9 million and $3.6 million, respectively. The Company also made repayments on its Egypt limited recourse debt facilities of $37.9 million during the year ended December 31, 2014.

During the three month period ended December 31, 2014, the Company renewed and extended the term of its $400 million revolving credit facility with a syndicate of banks to December 2019.

At December 31, 2014, management believes the Company was in compliance with all significant terms and default provisions related to long-term debt obligations.

6.	Finance costs:

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
	2014	2013	2014	2013
Finance costs	$18,703	$15,908	$65,067	$64,742
Less capitalized interest related to Geismar plants under construction	(9,813)	(3,326)	(28,025)	(8,335)

	$8,890	$12,582	$37,042	$56,407

Finance costs are primarily comprised of interest on borrowings and finance lease obligations, the effective portion of interest rate swaps designated as cash flow hedges, amortization of deferred financing fees, and accretion expense associated with site restoration costs. Interest during construction of the Geismar plants is capitalized until the plants are substantially completed and ready for productive use.

The Company has interest rate swap contracts on its Egypt limited recourse debt facilities to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period to March 31, 2015.

METHANEX CORPORATION 2014 FOURTH QUARTER REPORT	PAGE 26
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

7.	Net income per common share:

Diluted net income per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, tandem share appreciation rights (TSARs) were exercised or converted to common shares.

Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share as compared to the cash-settled method. The equity settled method was more dilutive for the three months and year ended December 31, 2014.

A reconciliation of the numerator used for the purposes of calculating diluted net income per common share is as follows:

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
	2014	2013	2014	2013
Numerator for basic net income per common share	$133,144	$127,795	$454,610	$329,167
Adjustment for the effect of TSARs:
Cash-settled recovery included in net income	(27,524)	—	(11,286)	—
Equity-settled expense	(814)	—	(5,627)	—

Numerator for diluted net income per common share	$104,806	$127,795	$437,697	$329,167

Stock options and, if calculated using the equity-settled method, TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. A reconciliation of the denominator used for the purposes of calculating basic and diluted net income per common share is as follow:

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
	2014	2013	2014	2013
Denominator for basic net income per common share	93,324,865	95,890,700	94,996,094	95,259,066
Effect of dilutive stock options	443,804	933,704	545,421	1,171,776
Effect of dilutive TSARs	572,006	—	652,466	—

Denominator for diluted net income per common share	94,340,675	96,824,404	96,193,981	96,430,842

For the three months and year ended December 31, 2014 and 2013, basic and diluted net income per common share attributable to Methanex shareholders were as follows:

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
	2014	2013	2014	2013
Basic net income per common share	$1.43	$1.33	$4.79	$3.46
Diluted net income per common share	$1.11	$1.32	$4.55	$3.41

METHANEX CORPORATION 2014 FOURTH QUARTER REPORT	PAGE 27
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

8.	Share-based compensation:

a)	Share appreciation rights (SARs), tandem share appreciation rights (TSARs) and stock options:

(i)	Outstanding units:

Information regarding units outstanding at December 31, 2014 is as follows:

	SARs		TSARs
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2013	1,093,117	$32.02	1,858,585	$31.83
Granted	220,590	72.50	303,850	72.66
Exercised	(217,810)	29.36	(403,450)	29.78
Cancelled	(16,250)	39.91	(17,100)	36.07

Outstanding at September 30, 2014	1,079,647	$40.71	1,741,885	$39.38

Granted	10,000	57.55	8,100	58.69
Exercised	—	—	(17,800)	27.57
Cancelled	(4,400)	62.03	—	—

Outstanding at December 31, 2014	1,085,247	$40.78	1,732,185	$39.59

	Stock Options
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2013	1,219,420	$19.15
Granted	45,600	73.13
Exercised	(502,074)	19.15
Cancelled	(6,200)	43.10
Expired	(22,835)	22.82

Outstanding at September 30, 2014	733,911	$22.19

Exercised	(34,650)	27.98

Outstanding at December 31, 2014	699,261	$21.90

	Units Outstanding at			Units Exercisable at
	December 31, 2014			December 31, 2014
Range of Exercise Prices (per share amounts in USD)	Weighted Average Remaining Contractual Life (Years)	Number of Units Outstanding	Weighted Average Exercise Price	Number of Units Exercisable	Weighted Average Exercise Price
SARs:
$23.36 to 31.74	3.4	527,827	$29.11	415,813	$28.43
$31.88 to 73.13	5.6	557,420	51.82	99,730	38.24

	4.5	1,085,247	$40.78	515,543	$30.33

TSARs:
$23.36 to 31.74	3.3	889,945	$28.98	682,211	$28.16
$31.88 to 73.13	5.5	842,240	50.81	178,890	38.02

	4.4	1,732,185	$39.59	861,101	$30.21

Stock options:
$6.33 to 25.22	1.3	379,185	$8.81	379,185	$8.81
$28.43 to 73.13	3.3	320,076	37.41	202,276	30.11

	2.2	699,261	$21.90	581,461	$16.22

METHANEX CORPORATION 2014 FOURTH QUARTER REPORT	PAGE 28
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

8.	Share-based compensation (continued):

a)	Share appreciation rights (SARs), tandem share appreciation rights (TSARs) and stock options (continued):

(ii)	Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value at December 31, 2014 was $34.1 million compared with the recorded liability of $32.5 million. The difference between the fair value and the recorded liability of $1.6 million will be recognized over the weighted average remaining vesting period of approximately 1.5 years. The weighted average fair value was estimated at December 31, 2014 using the Black-Scholes option pricing model.

For the three months and year ended December 31, 2014, compensation expense related to SARs and TSARs included a recovery in cost of sales and operating expenses of $43.3 million (2013 – expense of $24.5 million) and $14.5 million (2013 – expense of $70.7 million), respectively. This included a recovery of $44.8 million (2013 – expense of $21.8 million) and $24.5 million (2013 – expense of $61.2 million), respectively, related to the effect of the change in the Company’s share price for the three months and year ended December 31, 2014.

(iii)	Compensation expense related to stock options:

For the three months and year ended December 31, 2014, compensation expense related to stock options included in cost of sales and operating expenses was $0.2 million (2013 – $0.1 million) and $0.8 million (2013 - $0.7 million), respectively. The fair value of each stock option grant was estimated on the grant date using the Black-Scholes option pricing model.

b)	Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding at December 31, 2014 are as follows:

	Number of Deferred	Number of Restricted	Number of Performance
	Share Units	Share Units	Share Units
Outstanding at December 31, 2013	346,814	44,131	946,446
Granted	4,200	7,000	139,160
Granted performance factor [1]	—	—	55,677
Granted in-lieu of dividends	3,550	549	8,506
Redeemed	(27,052)	—	(334,062)
Cancelled	—	—	(19,171)

Outstanding at September 30, 2014	327,512	51,680	796,556

Granted in-lieu of dividends	1,633	165	4,336
Redeemed	(26,987)	(21,480)	—
Cancelled	—	—	(1,948)

Outstanding at December 31, 2014	302,158	30,365	798,944

[1]

Performance share units have a feature where the ultimate number of units that vest are adjusted by a performance factor of the original grant as determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. These units relate to performance share units redeemed in the quarter ended March 31, 2014.

Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at December 31, 2014 was $55.6 million compared with the recorded liability of $52.0 million. The difference between the fair value and the recorded liability of $3.6 million will be recognized over the weighted average remaining vesting period of approximately 1.1 years.

For the three months and year ended December 31, 2014, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was a recovery of $17.5 million (2013 – expense of $16.3 million) and $2.1 million (2013 – expense of $59.5 million), respectively. This included a recovery of $19.7 million (2013 – expense of $15.3 million) and $13.6 million (2013 – expense of $49.2 million) related to the effect of the change in the Company’s share price for the three months and year ended December 31, 2014.

METHANEX CORPORATION 2014 FOURTH QUARTER REPORT	PAGE 29
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

9.	Changes in non-cash working capital:

Changes in non-cash working capital for the three months and year ended December 31, 2014 and 2013 were as follows:

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
	2014	2013	2014	2013
Decrease (increase) in non-cash working capital:
Trade and other receivables	$52,658	$(62,799)	$129,767	$(116,974)
Inventories	(21,066)	(48,771)	28,166	(70,153)
Prepaid expenses	(1,472)	9,190	(2,604)	5,055
Trade, other payables and accrued liabilities, including long-term payables included in other long-term liabilities	41,748	127,438	(54,304)	226,637

	71,868	25,058	101,025	44,565
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	(19,677)	(36,204)	(73,264)	(56,761)

Changes in non-cash working capital having a cash effect	$52,191	$(11,146)	$27,761	$(12,196)

These changes relate to the following activities:
Operating	$67,610	$(39,268)	$57,926	$(80,211)
Financing	(2,398)	—	(8,913)	—
Investing	(13,021)	28,122	(21,252)	68,015

Changes in non-cash working capital	$52,191	$(11,146)	$27,761	$(12,196)

METHANEX CORPORATION 2014 FOURTH QUARTER REPORT	PAGE 30
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

10.	Financial instruments:

Financial instruments are either measured at amortized cost or fair value. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost. Held-for-trading financial assets and liabilities and available-for-sale financial assets are measured on the Consolidated Statements of Financial Position at fair value. Derivative financial instruments are classified as held-for-trading and are recorded on the Consolidated Statements of Financial Position at fair value unless exempted. Changes in fair value of held-for-trading derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges.

The euro hedges and Egypt interest rate swaps designated as cash flow hedges are measured at fair value based on industry-accepted valuation models and inputs obtained from active markets.

The Egypt limited recourse debt facilities bear interest at LIBOR plus a spread. The Company has interest rate swap contracts to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period to March 31, 2015. These interest rate swaps had an outstanding notional amount of $287 million as at December 31, 2014. At December 31, 2014, these interest rate swap contracts had a negative fair value of $6.5 million (December 31, 2013 – negative $19.8 million) recorded in current liabilities.

The Company also designates as cash flow hedges forward exchange contracts to sell euro at a fixed USD exchange rate. At December 31, 2014, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of €25.0 million in exchange for US dollars. The euro contracts had a positive fair value of $1.1 million recorded in current assets. Changes in fair value of derivative financial instruments designated as cash flow hedges have been recorded in other comprehensive income.

The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

	December 31, 2014
As at	Carrying Value	Fair Value
Long-term debt excluding deferred financing fees [1]	$1,739,767	$1,777,670

[1]	The carrying value and fair value include the balance of unsecured notes due August 15, 2015 that are part of current maturities on long-term debt

There is no publicly traded market for the limited recourse debt facilities. The fair value disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market prices for debt securities with similar terms and characteristics. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy was estimated by reference to a limited number of small transactions in December 2014. The fair value of the Company’s unsecured notes will fluctuate until maturity.

11.	Commitments:

At December 31, 2014, the Company held fixed price natural gas contracts to supply a portion of the gas requirements for the Medicine Hat facility for 2015 and 2016 at approximately US $3 per mmbtu.

METHANEX CORPORATION 2014 FOURTH QUARTER REPORT	PAGE 31
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Quarterly History (unaudited)

	2014	Q4	Q3	Q2	Q1	2013	Q4	Q3	Q2	Q1	2012	Q4	Q3	Q2	Q1
METHANOL SALES VOLUMES
(thousands of tonnes)

Methanex-produced [1]	4,878	1,249	1,258	1,143	1,228	4,304	1,190	1,045	1,039	1,030	4,039	1,059	1,053	1,001	926
Purchased methanol	2,685	694	694	643	654	2,715	663	715	749	588	2,565	664	641	569	691
Commission sales [1]	941	248	191	206	296	972	274	237	242	219	855	176	205	276	198

	8,504	2,191	2,143	1,992	2,178	7,991	2,127	1,997	2,030	1,837	7,459	1,899	1,899	1,846	1,815

METHANOL PRODUCTION
(thousands of tonnes)

New Zealand	2,196	542	595	559	500	1,419	400	349	361	309	1,108	378	346	210	174
Atlas, Trinidad (63.1%)	907	233	234	191	249	971	268	254	201	248	826	180	255	264	127
Titan, Trinidad	664	127	185	203	149	651	173	128	169	181	786	189	186	196	215
Egypt (50%) [2]	416	128	50	99	139	623	159	168	163	133	557	129	62	164	202
Medicine Hat	505	115	130	138	122	476	86	130	129	131	481	132	117	118	114
Chile	165	62	10	26	67	204	108	6	29	61	313	59	59	82	113

	4,853	1,207	1,204	1,216	1,226	4,344	1,194	1,035	1,052	1,063	4,071	1,067	1,025	1,034	945

AVERAGE REALIZED METHANOL PRICE [3]
($/tonne)	437	390	389	450	524	441	493	438	425	412	382	389	373	384	382
($/gallon)	1.31	1.17	1.17	1.35	1.58	1.33	1.48	1.32	1.28	1.24	1.15	1.17	1.12	1.15	1.15

PER SHARE INFORMATION ($ per share) [4]
Basic net income (loss)	4.79	1.43	0.55	1.30	1.51	3.46	1.33	0.91	0.57	0.64	(0.73)	(1.49)	(0.03)	0.56	0.24
Diluted net income (loss)	4.55	1.11	0.54	1.24	1.50	3.41	1.32	0.90	0.56	0.63	(0.73)	(1.49)	(0.03)	0.50	0.23
Adjusted net income [5]	4.12	0.85	0.69	0.94	1.65	4.88	1.72	1.22	1.02	0.92	1.90	0.64	0.38	0.47	0.41

[1]

Methanex-produced methanol includes volumes produced by Chile using natural gas supplied from Argentina under a tolling arrangement. Commission sales represent volumes marketed on a commission basis related to the 36.9% of the Atlas methanol facility and the portion of the Egypt methanol facility that we do not own.

[2]	On December 9, 2013, we completed a sale of 10% equity interest in the Egypt facility. Production figures prior to December 9, 2013 reflect a 60% interest.
[3]

Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue but including an amount representing our share of Atlas revenue, divided by the total sales volumes of Methanex-produced (attributable to Methanex shareholders) and purchased methanol.

[4]	Per share information calculated using amounts attributable to Methanex shareholders.
[5]

This item is a non-GAAP measure that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures on page 14 for a description of the non-GAAP measure and reconciliation to the most comparable GAAP measure.

METHANEX CORPORATION 2014 FOURTH QUARTER REPORT QUARTERLY HISTORY	PAGE 32

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: January 28, 2015	By:	/s/ KEVIN PRICE
Name: Kevin Price
Title: Vice President, Legal, Assistant General Counsel & Corporate Secretary